UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13D
                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                                 ZIM CORPORATION
                                (NAME OF ISSUER)

                      COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     989555
                                 (CUSIP NUMBER)

                                MICHAEL COWPLAND
                                 ZIM CORPORATION
                         150 ISABELLA STREET, SUITE 150
                                 OTTAWA, ONTARIO
                                     K1V 1S7
                                 (613) 727-1397
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                NOVEMBER 8, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(f) or 240.13d (g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555                       13D                   Page 2 of 11 Pages

1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Dr. Michael Cowpland

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7.  SOLE VOTING POWER: 29,016,836 shares

8.  SHARED VOTING POWER: 0 shares

9.  SOLE DISPOSITIVE POWER: 29,016,836 shares

10. SHARED DISPOSITIVE POWER 0 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:  29,016,836 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:* /X/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.7%

14. TYPE OF REPORTING PERSON*: IN

CUSIP NO. 989555                       13D                   Page 3 of 11 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Mrs. Marlen Cowpland

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7.  SOLE VOTING POWER: 6,252,389 shares

8.  SHARED VOTING POWER: 8,793,795 shares

9.  SOLE DISPOSITIVE POWER: 6,252,389 shares

10. SHARED DISPOSITIVE POWER 8,793,795 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,046,184 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.0%

14. TYPE OF REPORTING PERSON*: IN

CUSIP NO. 989555                       13D                   Page 4 of 11 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    160879 Canada Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7.  SOLE VOTING POWER: 0 shares

8.  SHARED VOTING POWER: 8,793,795 shares

9. SOLE DISPOSITIVE POWER: 0 shares

10. SHARED DISPOSITIVE POWER 8,793,795 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    8,793,795 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%

14. TYPE OF REPORTING PERSON*: CO

CUSIP NO. 989555                       13D                   Page 5 of 11 Pages


Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc. hereby amend and restate in its entirety the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "Commission") on June 29, 2004 and amended on August 11, 2004, October 7, 2004 and August 31, 2005 (as previously amended, the "Schedule," and as amended and restated hereby, "Amendment No. 4").

Item 1.  Security and Issuer

This Amendment No. 4 relates to common shares, no par value (the "Common Shares"), of ZIM Corporation, a corporation organized under the laws of Canada (the "Issuer"). The Issuer's principal executive office and mailing address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1V 1S7.

Item 2.  Identity and Background

(a) This Amendment No. 4 is being filed on behalf of Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc. (each, a "Reporting Person," and collectively, the "Reporting Persons").

Dr. Cowpland and Mrs. Cowpland are married. Mrs. Cowpland is the sole officer, director and security holder of 160879 Canada Inc. This Amendment No. 4 describes a relationship between the Reporting Persons, but the Reporting Persons do not affirm the existence of a group.

(b) Dr. Cowpland's business address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7. Mrs. Cowpland's business address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7. 160879 Canada Inc.'s principal office is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(c) Dr. Michael Cowpland's present principal occupation is President and Chief Executive Officer of the Issuer. Its address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

Mrs. Cowpland's present principal occupation is President of 160879 Canada Inc., a holding company organized under the laws of Canada. 160879 Canada Inc.'s principal office is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 989555                       13D                   Page 6 of 11 Pages


(f) Dr. Cowpland is a citizen of Canada. Mrs. Cowpland is a citizen of Canada. 160879 Canada Inc. is a corporation organized under the laws of Canada,

Item 3.  Source and Amount of Funds or Other Consideration

Effective June 1, 2003, ZIM Technologies International, Inc., a corporation organized under the laws of Canada, became a wholly owned subsidiary of the Issuer, when it merged with and into PCI-ZTI Canada, Inc., a wholly owned subsidiary of the Issuer (the "Merger"). At the effective time of the Merger, every issued and outstanding common share of ZIM Technologies International Inc. was cancelled and converted into one Common Share of the Issuer. As a result,
(i) Dr. Cowpland acquired 16,533,657 of the Issuer's Common Shares, (ii) Mrs. Cowpland acquired 1,000,000 of the Issuer's Common Shares, and (iii) 160879 Canada Inc. acquired 1,300,000 of the Issuer's Common Shares. The Reporting Persons initially acquired all of the exchanged shares from ZIM Technologies International, Inc. for cash.

In addition, at the effective time of the Merger, each option to purchase shares of ZIM Technologies International, Inc.'s common shares was converted into the right to receive, upon exercise of such option, an equal number of the Issuer's Common Shares. As a result, Dr. Cowpland's options to purchase 7,013,332 common shares of ZIM Technologies International Inc., which were granted to him between February 6, 2001 and May 1, 2002 at an average exercise price of approximately $0.76 per share, were converted into an equal number of options to purchase common shares of the Issuer. Some of the options to acquire Common Shares have since expired, and the Issuer granted an equivalent number of new options to acquire Common Shares to Dr. Cowpland in replacement thereof. The Issuer granted Dr. Cowpland options to acquire an additional 230,000 Common Shares (effective February 10, 2005) and 100,000 Common Shares (effective November 8, 2005). As of the date hereof, Dr. Cowpland holds options to acquire a total of 9,983,621 of the Issuer's Common Shares. These options are each presently exercisable into one share of the Issuer's Common Shares at an average exercise price of approximately $0.72 per share.

Effective January 7, 2004, Dr. Cowpland acquired 1,911,663 of the Issuer's Common Shares upon the conversion of a convertible promissory note held by Dr. Cowpland with an aggregate principal amount of approximately $800,000, and 160879 Canada Inc. acquired 7,299,848 of the Issuer's common shares upon the conversion of convertible promissory notes held by 160879 Canada Inc. with an aggregate principal amount of approximately $3,100,000.

On June 25, 2004, Dr. Cowpland purchased 387,895 units offered by the Issuer in a private placement. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one additional Common Share at an exercise price of $.38 per share. In that same private placement, Mrs. Cowpland and 160879 Canada Inc. separately purchased 193,947 units each. The warrants issued in the June 25, 2004 private placement expired unexercised.

On July 30, 2004, Mrs. Cowpland purchased 2,004,211 units offered by the Issuer in a private placement for $.38 per unit. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $.38 per share. The warrants issued in the July 30, 2004 private placement expired unexercised.

CUSIP NO. 989555                       13D                   Page 7 of 11 Pages


On October 7, 2004, Mrs. Cowpland purchased 1,018,077 units offered by the Issuer in a private placement for $.39 per unit. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $.39 per share.

The Reporting Persons used personal funds in the cash acquisitions specified above.

Item 4. Purpose of the Transaction

The Reporting Persons have each purchased the Common Shares for investment purposes. The Reporting Persons may acquire additional Common Shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

The Reporting Persons do not have any current definite plans or proposals which would relate to or result in:

(a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person;

(g) causing a class of the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i) any action similar to any of those enumerated above.

CUSIP NO. 989555                       13D                   Page 8 of 11 Pages


Dr. Cowpland, however, in his capacity as Chief Executive Officer of the Issuer, regularly evaluates potential M&A and capital raising transactions on behalf of the Issuer.

Item 5.  Interest in Securities of the Issuer

The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above.

(a) Dr. Cowpland may be deemed to beneficially own in the aggregate 29,016,836 Common Shares of the Issuer, which includes 9,983,621 Common Shares issuable upon the exercise of stock options that are exercisable currently or within sixty days of the date hereof. As a result, Dr. Cowpland may be deemed to beneficially own in the aggregate approximately 41.7% of the total outstanding Common Shares as of the date hereof.

Mrs. Cowpland may be deemed to beneficially own in the aggregate 15,046,184 Common Shares of the Issuer, which includes the 8,793,795 shares owned of record by 160879 Canada Inc., as well as 2,036,154 Common Shares issuable upon the exercise of warrants that are exercisable currently or within sixty days of the date hereof. As a result, Mrs. Cowpland may be deemed to beneficially own in the aggregate approximately 25.0% of the total outstanding Common Shares as of the date hereof.

160879 Canada, Inc. may be deemed to beneficially own in the aggregate 8,793,795 Common Shares of the Issuer. As a result, 160879 Canada, Inc. may be deemed to beneficially own in the aggregate approximately 14.8% of the total outstanding Common Shares as of the date hereof.

While Dr. Cowpland may also be deemed, by virtue of his marriage to Mrs. Cowpland, the beneficial owner of the Common Shares as to which Mrs. Cowpland and 160879 Canada, Inc. report beneficial ownership, Dr. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 4 that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 4 that are held of record by Dr. Cowpland.

As of the date hereof, the Issuer has 59,561,569 Common Shares issued and outstanding.

(b) Assuming the exercise in full of the aggregate number of stock options and warrants held by Dr. Cowpland, as of the date hereof, Dr. Cowpland has sole voting power and sole dispositive power over 29,016,836 of the Issuer's Common Shares.

Assuming the exercise in full of the aggregate number of warrants held by Mrs. Cowpland, as of the date hereof, Mrs. Cowpland has sole voting power and sole dispositive power over 6,252,389 Common Shares of the Issuer and shared voting power and shared dispositive power over 8,793,795 of the Issuer's Common Shares.

As of the date hereof, 160879 Canada, Inc. has shared voting power and shared dispositive power over 8,793,795 of the Issuer's Common Shares.

CUSIP NO. 989555                       13D                   Page 9 of 11 Pages


(c) Other than receipt of an option grant and expiration of warrants, all as described under Item 3 above, the Reporting Persons have not effected any transactions in the Issuer's Common Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.



Item 7.  Material to be Filed as Exhibits

1. Joint Filing Agreement, dated as of the date hereof, by and among Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc. (filed herewith).

CUSIP NO. 989555                       13D                   Page 10 of 11 Pages

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.


Dated: As of November 9, 2005


/s/ Michael Cowpland
---------------------
Michael Cowpland



/s/ Marlen Cowpland
--------------------
Marlen Cowpland


160879 CANADA INC.

By: /s/ Marlen Cowpland
------------------------
Name: Marlen Cowpland
Title: President